                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       GENISYS RESERVATION SYSTEMS, INC.
                       ---------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   372299107
                                   ---------
                                 (CUSIP Number)

     HARRY SHUSTER, 1990 WESTWOOD BOULEVARD, LOS ANGELES, CALIFORNIA 90025
     ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                OCTOBER 28, 1998
                                ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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

1.                   Names of Reporting Persons.
                     I.R.S. Identification Nos. of above persons (entities only).

                     UNITED INTERNET TECHNOLOGIES, INC.
                     (fka UNITED LEISURE INTERACTIVE, INC.)

2.                   Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                     (a)

                     (b)   X

3.                   SEC Use Only

4.                   Source of Funds (See Instructions)   00

5.                   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                     Items 2(d) or 2(e)

6.                   Citizenship or Place of Organization    DELAWARE

Number of            7.  Sole Voting Power
Shares Bene-
ficially             8.  Shared Voting Power   900,000
Owned by Each
Reporting            9.  Sole Dispositive Power
Person With
                     10. Shared Dispositive Power   900,000

11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     900,000
                     ---------------------------------------------------------------------------------------------

12.                  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.                  Percent of Class Represented by Amount in Row (11)  16

14.                  Type of Reporting Person (See Instructions)
                     CO
                     ---------------------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------------------


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule

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     itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
     SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

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

1.                   Names of Reporting Persons.
                     I.R.S. Identification Nos. of above persons (entities only).

                     UNITED LEISURE CORPORATION

2.                   Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                     (a)

                     (b)   X

3.                   SEC Use Only

4.                   Source of Funds (See Instructions)   AF

5.                   Check if Disclosure of Legal Proceedings Is Required Pursuant to
                     Items 2(d) or 2(e)

6.                   Citizenship or Place of Organization    DELAWARE

Number of            7.  Sole Voting Power
Shares Bene-
ficially             8.  Shared Voting Power   900,000
Owned by Each
Reporting            9.  Sole Dispositive Power
Person With
                     10. Shared Dispositive Power   900,000

11.                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     900,000
                     ---------------------------------------------------------------------------------------------

12.                  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.                  Percent of Class Represented by Amount in Row (11)  16

14.                  Type of Reporting Person (See Instructions)
                     CO
                     ---------------------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------------------


                     ---------------------------------------------------------------------------------------------


INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to

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

     be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                       5
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                               INTRODUCTORY NOTE

     The information contained in this Amendment No. 1 to Statement on Schedule 13D of United Internet Technologies, Inc. (formerly known as United Leisure Interactive, Inc.) and United Leisure Corporation is reflected as of October 28, 1998, the date of the event which required the filing thereof.

ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this Statement on
Schedule 13D relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of Genisys Reservation Systems, Inc., a New Jersey corporation (the "Issuer" or "Genisys"). The address of the principal executive offices of the Issuer is 2401 Morris Avenue, Union, New Jersey 07083.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Amendment to Statement on Schedule 13D is being filed by United Internet Technologies, Inc. (formerly known as United Leisure Interactive, Inc.), a Delaware corporation ("UIT") and its parent corporation, United Leisure Corporation ("ULC"). UIT is in the business of developing and marketing Internet-based multimedia software applications. The address of the principal executive offices of UIT and ULC is 1990 Westwood Boulevard, Penthouse, Los Angeles, California 90025. During the last five years, neither UIT nor ULC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either UIT or ULC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     The names, business addresses and occupational information for each executive officer and director of UIT and ULC are set forth in Exhibits A and B hereto, which were previously filed with the Statement on Schedule 13D. To the best knowledge of UIT and ULC, none of the individuals listed on Exhibits A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Effective July 23, 1998, UIT acquired 2,000,000 shares of the Issuer's Common Stock as consideration for the sale of certain assets and the license of certain assets and the license of certain proprietary software.

     UIT, the Issuer and certain principal stockholders of the Issuer entered into an agreement dated October 28, 1998 (the "Agreement"), pursuant to which UIT is returning to the Issuer (i) 1,100,000 shares of its Common Stock (retaining 900,000 shares of the Issuer's Common Stock (the "Retained Shares")) and (ii) the warrants referred to in Item 4 below (the "Warrants"). The Issuer will promptly issue to UIT 1,100,000 shares of its Convertible Series B Preferred Stock, par value $.0001 per share (the "Genisys Preferred Shares").

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     The Issuer is in the process of calling a meeting of its stockholders to seek stockholder approval for the issuance of the 1,100,000 shares of its Common Stock and the Warrants to UIT.

ITEM 4.   PURPOSE OF TRANSACTION.

     Pursuant to an Asset Purchase Agreement dated as of June 30, 1998 (the "Purchase Agreement"), by and among UIT, ULC, the Issuer, and Netcruise Interactive, Inc., a New Jersey corporation and a wholly-owned subsidiary of the Issuer ("Netcruise"), UIT transferred to Netcruise all of UIT's right, title and interest in and to (i) an exclusive, world-wide and perpetual license from ULC with respect to the travel-related applications of certain interactive technology, and (ii) certain physical assets to be used in connection with the exploitation of the licensed technology.

     In consideration for the receipt of the foregoing, the Issuer issued to UIT
(i) 2,000,000 shares of the Issuer's Common Stock (the "Shares"), (ii) a warrant to purchase up to 800,000 shares of the Issuer's Common Stock at $2.50 per share if the total pre-tax profits of Netcruise ("Total Pre-tax Profits") for the years 1999, 2000, and 2001 equal or exceed $5,000,000 and (iii) a warrant to purchase up to 800,000 shares of the Issuer's Common Stock at $6.00 per share if Total Pre-tax Profits for the years 1999, 2000, and 2001 equal or exceed $10,000,000.

     The Shares were acquired for investment purposes. Harry Shuster, Chairman of the Board, President and Chief Executive officer of UIT, shall be Chairman of Netcruise for three years following the date of the Purchase Agreement. Brian Shuster, Executive vice President of UIT, shall be President of Netcruise for such period. Each of them shall be elected to the Board of Directors of the Issuer for such period.

     In addition, Brian Shuster received a warrant to purchase up to 400,000 shares of the Issuer's Common Stock, exercisable between April 1, 2002 and June 30, 2002. Of the 400,000 shares, 200,000 shares may be purchased at $2.50 per share if Total Pre-tax Profits equal or exceed $5,000,000 for the years 1999, 2000, and 2001. The remaining 200,000 shares may be purchased at $6.00 per share if Total Pre-tax Profits equal or exceed $10,000,000.

     Subsequent to the date of the transaction described above, the Issuer informed the Company and UIT of the following. The Issuer was notified by The Nasdaq Stock Market, Inc. ("Nasdaq") that the issuance of the 2,000,000 shares of Genisys Common Stock and the Warrants to UIT caused the Issuer to be inadvertently in violation of a certain Nasdaq Marketplace Rule (the "Nasdaq Rule"), because the issuance of the 2,000,000 shares of Genisys Common Stock and the Warrants amounted to more than 20% of the issued and outstanding shares of the Issuer and the issuance thereof was not approved by the Issuer's stockholders as required by the Nasdaq Rule. The Issuer has been informed that Nasdaq intends to delist the Issuer's Common Stock as a result of its noncompliance with the Nasdaq Rule, unless the Issuer takes curative action acceptable to Nasdaq. Pending the full implementation of the proposed curative action described below, the Issuer has appealed Nasdaq's determination. A hearing on the proposed delisting is pending.

     As a result of the Nasdaq notification, UIT, the Issuer and certain of the Issuer's principal stockholders have entered into the Agreement for the purpose of restructuring the transaction, and the Issuer is in the process of calling a meeting of its stockholders to seek the stockholder approval required by the Nasdaq Rule. Under the terms of the Agreement, the Issuer will promptly issue to UIT the Genisys Preferred Shares, which, among other things, are automatically convertible into 1,100,000 shares of the Issuer's Common Stock upon the Issuer's obtaining stockholder approval

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as required by the Nasdaq Rule. In addition, upon obtaining the requisite stockholder approval, the Issuer will reissue the Warrants to UIT.

     Among other things, the Genisys Preferred Shares carry a mandatory dividend of $275,000, payable on September 30, 1999, and mandatory quarterly dividends of $68,750, commencing with the quarter ending December 31, 1999. No dividend is payable if the Issuer's stockholders approve the issuance of the 1,100,000 shares of Genisys Common Stock and the Warrants to UIT, and the Genisys Preferred Shares have been converted into 1,100,000 shares of the Issuer's Common Stock, prior to June 30, 1999. The Genisys Preferred Shares are non-voting, unless voting is required by New Jersey law. The Genisys Preferred Shares also carry a mandatory liquidation preference of $2,750,000 plus all accrued and unpaid dividends.

     UIT has agreed not vote the Retained Shares and may not vote the Genisys Preferred Shares at the Issuer's stockholders' meeting. Certain principal stockholders of the Issuer have agreed to vote their shares of Genisys Common Stock in favor of the issuance of the 1,100,000 shares of Genisys Common Stock and the Warrants.

     If, for any reason, the 1,100,000 shares of Genisys Common Stock and the Warrants are not issued to UIT on or before June 30, 1999, then, in addition to any and all rights and remedies available to UIT, UIT at its option, may appoint up to four members of the Board of Directors of the Issuer.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Upon consummation of the transactions described in the Agreement, UIT beneficially owns (i) 900,000 shares of the Issuer's Common Stock, representing approximately 15.9% of the issued and outstanding shares of the Issuer's Common Stock; and (ii) 1,100,000 shares of the Issuer's Convertible Series B Preferred Stock, representing 100.0% of the issued and outstanding shares of such Series of Preferred Stock, which securities are not registered under the Securities Exchange Act of 1934. If the Issuer's stockholders approve the issuance of the 1,100,000 shares of the Issuer's Common Stock at the stockholders' meeting and the Genisys Preferred Shares are converted into 1,100,000 shares of the Issuer's Common Stock, UIT will beneficially own 2,000,000 shares of the Issuer's Common Stock, representing approximately 29.6% of the then issued and outstanding shares of the Issuer's Common Stock. Because UIT is a wholly-owned subsidiary of ULC, ULC may also be deemed to beneficially own the shares held by UIT.

     (b) UIT and ULC share the power to vote and dispose of the shares held by UIT.

     (c) Neither UIT nor ULC has entered into any transactions with respect to the Issuer's Common Stock in the past 60 days other than the Agreement.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the Purchase Agreement, UIT has agreed not to sell any of the shares held by UIT for at least two years from the date of the Purchase Agreement.

                                       8
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     Because of the overlap in the Board of Directors of UIT and ULC and UIT's status as a wholly-owned subsidiary of ULC, UIT can be considered to share its voting and investment decisions with respect to the shares it holds with its parent corporation, ULC.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A. Agreement dated October 27, 1998, by and among United Internet Technologies, Inc., Genisys Reservation Systems, Inc., Warren D. Bagatelle, Loeb Holding Corporation, Loeb Partners Corp., HSB Capital, David W. Sass, Mark A. Kenny, John H. Wasko, Joan E. Wasko, Lawrence E. Burk and S. Charles Tabak.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: November 4, 1998        UNITED INTERNET TECHNOLOGIES, INC.


                              /s/ Harry Shuster
                              -----------------
                              Harry Shuster, President



                              UNITED LEISURE CORPORATION


                              /s/ Harry Shuster
                              -----------------
                              Harry Shuster, President

                                       9